SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 1)

                         Precept Business Services, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                  740 165 10 5
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                                 (CUSIP Number)

                                   J.D. Greco
                                  2306 Valencia
                                Monroe, LA 71201
                                 (318) 345-3333
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 1998
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

         CUSIP No.  740 165 105     13D/A        Page 2 of  5 Pages
                    -----------

 -------- ----------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS  J.D. Greco
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

 -------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)|_|
                                                                        (b)|_|
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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS

          OO
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|

 -------- ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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                      ----------------------------------------------------------
        NUMBER OF        7     SOLE VOTING POWER
         SHARES                                                    3,796,735
                      ------- --------------------------------------------------
      BENEFICIALLY       8     SHARED VOTING POWER
        OWNED BY                                                     None
                      ------- --------------------------------------------------
          EACH           9     SOLE DISPOSITIVE POWER
        REPORTING                                                  3,345,222
                      ------- --------------------------------------------------
       PERSON WITH       10    SHARED DISPOSITIVE POWER
                                                                     None
                      ----------------------------------------------------------
 -------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      3,796,735
 -------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        6.90%
 -------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSONS*
                                                         IN
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
Item 1.  Security & Issuer

     This statement relates to the Class A common stock, par value $0.01 per share (the "Common Stock"), of Precept Business Services, Inc. (the "Company"). The Company's principal executive offices are located at 1909 Woodall Rodgers Freeway, Suite 500, Dallas, Texas 75201.

Item 2.  Identity & Background

     (a) This statement is filed by J.D. Greco with respect to shares of Common Stock beneficially owned by him.

     (b) Mr. Greco's residence address is located at 2306 Valencia, Monroe, LA 71201.

     (c) Mr. Greco is a consultant to MBF Corporation, 4951 Central Avenue, Monroe, Louisiana and was also Chairman of the Board of APICO Corporation of Girard, 150 APICO Way, Girard, Kansas until October 26, 1998.

     (d) J.D. Greco, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, J.D. Greco has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such a proceeding, was, or is subject to, a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) J.D. Greco is a citizen of the United States.

Item 3.  Source & Amount of Funds & Other Consideration

     Mr. Greco acquired all his shares of Common Stock of the Company in connection with the acquisition of his wholly-owned corporation, MBF Corporation, by the Company on June 19, 1998 solely for Common Stock of the Company. The increase in shares reported in this amended Schedule 13D does not reflect any further acquisition by Mr. Greco but instead solely reflects inclusion of shares currently held in escrow by the Company and as to which Mr. Greco may exercise voting rights.

Item 4.  Purpose of Transactions

     The increase in shares did not arise from any transaction other than the previously reported acquisition of Mr. Greco's shares in MBF Corporation by the Company in exchange for Common Stock of the Company. Mr. Greco may make further purchases of Common Stock in the future and may dispose of any or all shares of Common Stock at any time. Mr. Greco does not have any current plans that relate to, or could result in, any matters referred to in paragraphs (b) through (j) inclusive of Item 4 of Schedule 13D. Mr. Greco may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer

     (a) Aggregate number of shares beneficially owned (and related percentage):

          (i) J.D. Greco: 3,796,735 (6.90%)

         The percentages used herein are based upon the 55,064,335 shares of Common Stock outstanding as of October 8, 1998 as indicated by the Company. The change in Mr. Greco's percentage ownership is due to the treatment of additional shares of Common Stock as beneficially owned (see Item 3) and the increase in shares of Common Stock outstanding.

     (b) Sole or shared power to vote or dispose:

         (i) J.D. Greco

             Sole power to vote or direct vote:                3,796,735  shares
             Shared power to vote or direct vote:                    -0-  shares
             Sole power to dispose or direct disposition:       3,345,222 shares
             Shared power to dispose or direct disposition:          -0-  shares

     Pursuant to Mr. Greco's agreement with the Company in connection with the acquisition of MBF Corporation, 451,513 shares of Common Stock are being held by the Company in trust subject to the satisfaction of certain conditions. Mr. Greco may exercise voting rights with respect to such shares.

     (c) Mr. Greco has not acquired shares of the Common Stock within the last sixty days.

     (d) Not applicable

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Greco and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

         None.

                                   Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 1998

                                           /s/ J.D. Greco
                                           -------------------------------------
                                           J.D. Greco